Nkarta, Inc.
1150 Veterans Boulevard
South San Francisco, California 94080

April 1, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Doris Stacey Gama

Re:	Nkarta, Inc. Registration Statement on Form S-3 Filed March 25, 2026 File No. 333-294611 Request for Acceleration

Dear Ms. Gama,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nkarta, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on April 3, 2026, or as soon thereafter as practicable. The Registrant respectfully requests that you notify David Ni of O’Melveny & Myers LLP of such effectiveness by telephone at (212) 326-2052.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Ni at the telephone number above.

Sincerely,

Nkarta, Inc.

By:	/s/ Paul Hastings
Name:	Paul Hastings
Title:	Chief Executive Officer

Cc:	Nadir Mahmood, Nkarta, Inc., President David Ni, O’Melveny & Myers LLP